Exhibit 99.1

Oncolytics Biotech® Inc. Announces 2016 Second Quarter Results

CALGARY, Aug. 4, 2016 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) ("Oncolytics" or the "Company") today announced its financial results and operational highlights for the second quarter ended June 30, 2016.

"The key highlights for the quarter were preliminary data from randomized Phase 2 studies in colorectal and non-small cell lung cancer, which together suggested a possible linkage between gender, genetic status and survival outcomes in these common cancers," said Dr. Brad Thompson, President and CEO of Oncolytics. "Our ongoing randomized Phase 2 program continues to provide important data as to indications, patient populations and pre-screening methodologies that we can use to advance our later-stage clinical program."

Selected Highlights

Since April 1, 2016, selected highlights announced by the Company include:

Clinical Program

•	Preliminary data from a randomized, sponsored Phase 2 clinical study of REOLYSIN® in non-small cell lung cancer (IND 211), presented following an abstract for the American Society of Clinical Oncology annual meeting, which correlated both patient gender (female) and genetic status to improved progression free and overall survival;
•	Preliminary data from a randomized, sponsored Phase 2 clinical study of REOLYSIN® in advanced or metastatic colorectal cancer (IND 210), following an abstract for the American Society of Clinical Oncology annual meeting, which showed a statistically significant improvement in objective response rates in female patients (female patients in the test arm had an objective response rate of 63.2% (n=19) versus 23.8% (n=21) in the control arm (p=0.0054)) and those patients of either gender with liver metastases (those treated with REOLYSIN® had objective tumour response rates of 55% (n=40), versus 28.6% (n=42) for those who did not receive REOLYSIN® (p=0.0077));
•	Submission to the U.S. Food and Drug Administration of an Investigational New Drug Application containing the protocol titled "Phase 2 study of REOLYSIN® (pelareorep) in combination with FOLFOX6, bevacizumab and pembrolizumab in female patients with KRAS-mutant colorectal cancer metastatic to the liver", which is now active;
•	Updated results from a randomized Phase 2 clinical trial of its lead product, REOLYSIN®, in combination with carboplatin and paclitaxel in patients with pancreatic cancer (NCI-8601), where an intent-to-treat analysis of overall survival on patients with confirmed treatment regimes, as assessed by the percentage of patients surviving for two years, showed a statistically significantly higher percentage of patients surviving two years in the test arm versus the control arm (p = 0.001), the crossover arm versus the control arm (p = 0.03) and the test plus crossover arms versus the control arm (p = 0.0004);

Basic Research

•	A poster presentation covering preclinical work in squamous cell carcinoma of the head and neck being made at the 2016 American Society of Gene and Cell Therapy annual meeting;
•	Two poster presentations covering preclinical work in multiple myeloma and colorectal cancer being made by the Company's research collaborators at the 2016 American Association of Cancer Research annual meeting;

Corporate

•	Formation of a Science and Technology Committee charged with supporting REOLYSIN®'s further development in the context of the broader oncology space with an ultimate focus on reaching a commercial endpoint; and

Financial

•	At June 30, 2016 the Company reported $20.4 million in cash, cash equivalents and short-term investments. At August 3, 2016, the Company had approximately $19.5 million in cash, cash equivalents and short-term investments, which is expected to provide sufficient funds to support several small early-stage immunotherapy combination studies and other clinical studies.

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	June 30, 2016 $	December 31, 2015 $
Assets
Current assets
Cash and cash equivalents	18,320,981	24,016,275
Short-term investments	2,088,800	2,060,977
Accounts receivable	54,633	340,059
Prepaid expenses	530,470	506,669
Total current assets	20,994,884	26,923,980

Non-current assets
Property and equipment	372,854	459,818
Total non-current assets	372,854	459,818

Total assets	21,367,738	27,383,798

Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	2,780,705	2,709,492
Total current liabilities	2,780,705	2,709,492

Shareholders' equity
Share capital
Authorized: unlimited
Issued:
June 30, 2016 – 118,900,812
December 31, 2015 - 118,151,622	261,975,522	261,324,692
Contributed surplus	26,438,232	26,277,966
Accumulated other comprehensive loss	460,092	760,978
Accumulated deficit	(270,286,813)	(263,689,330)
Total shareholders' equity	18,587,033	24,674,306
Total liabilities and equity	21,367,738	27,383,798

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending June 30, 2016 $	Three Month Period Ending June 30, 2015 $	Six Month Period Ending June 30, 2016 $	Six Month Period Ending June 30, 2015 $
Expenses
Research and development	1,490,956	2,471,554	4,217,085	4,897,093
Operating	1,125,458	1,422,055	2,485,870	2,604,789
Operating (loss)	(2,616,414)	(3,893,609)	(6,702,955)	(7,501,882)
Interest income	35,537	44,122	105,158	100,557
Loss before income taxes	(2,580,877)	(3,849,487)	(6,597,797)	(7,401,325)
Income tax	169	(771)	314	(771)
Net (loss)	(2,580,708)	(3,850,258)	(6,597,483)	(7,402,096)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment	(130,827)	(41,117)	(300,886)	184,474

Net comprehensive (loss)	(2,711,535)	(3,891,375)	(6,898,369)	(7,217,622)
Basic and diluted (loss) per common share	(0.02)	(0.03)	(0.06)	(0.07)
Weighted average number of shares (basic and diluted)	119,601,638	114,549,532	118,900,812	107,095,007

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
As at December 31, 2014	237,657,056	25,848,429	280,043	(249,966,335)	13,819,193
Net loss and comprehensive loss	—	—	184,474	(7,402,096)	(7,217,622)
Issued, pursuant to Share Purchase Agreement	4,305,396	—	—	—	4,305,396
Issued, pursuant to "At the Market" Agreement	19,053,525	—	—	—	19,053,525
Share based compensation	—	170,645	—	—	170,645
As at June 30, 2015	261,015,977	26,019,074	464,517	(257,368,431)	30,131,137

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
As at December 31, 2015	261,324,692	26,277,966	760,978	(263,689,330)	24,674,306
Net loss and comprehensive loss	—	—	(300,886)	(6,597,483)	(6,898,369)
Issued, pursuant to "At the Market" Agreement	609,830	—	—	—	609,830
Issued, pursuant to incentive share award plan	41,000	(41,000)	—	—	—
Share based compensation	—	201,266	—	—	201,266
As at June 30, 2016	261,975,522	26,438,232	460,092	(270,286,813)	18,587,033

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending June 30, 2016 $	Three Month Period Ending June 30, 2015 $	Six Month Period Ending June 30, 2016 $	Six Month Period Ending June 30, 2015 $

Operating Activities
Net loss for the period	(2,580,708)	(3,850,258)	(6,597,483)	(7,402,096)
Amortization - property and equipment	44,675	44,852	90,617	89,982
Share based compensation	119,626	55,675	201,266	170,645
Unrealized foreign exchange loss (gain)	(243,914)	1,634	(102,619)	(303,522)
Net change in non-cash working capital	37,581	(1,370,187)	762,236	(420,482)
Cash used in operating activities	(2,622,740)	(5,118,284)	(5,645,983)	(7,865,473)
Investing Activities
Acquisition of property and equipment	(5,702)	(17,657)	(5,702)	(29,597)
Purchase of short-term investments	—	—	(27,823)	(29,292)
Cash used in investing activities	(5,702)	(17,657)	(33,525)	(58,889)
Financing Activities
Proceeds from Share Purchase Agreement	—	2,379,800	—	4,305,396
Proceeds from "At the Market" equity distribution agreement	710,374	4,416,607	609,830	19,053,525
Cash provided by financing activities	710,374	6,796,407	609,830	23,358,921
Increase (decrease) in cash	(1,918,068)	1,660,466	(5,069,678)	15,434,559
Cash and cash equivalents, beginning of period	20,233,408	28,578,023	24,016,275	14,152,825
Impact of foreign exchange on cash and cash equivalents	5,641	(220,272)	(625,616)	430,833
Cash and cash equivalents, end of period	18,320,981	30,018,217	18,320,981	30,018,217

To view the Company's Fiscal 2016 Second Quarter Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings, which will be available under the Company's profile at www.sedar.com and on Oncolytics' website at http://www.oncolyticsbiotech.com/investor-centre/financials/.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2016 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 320 Front Street W, Suite 1600, Toronto, Ontario, M5V 3B6, Tel: 416.586.1942, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 04-AUG-16